Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
(Dollars in Millions)	Sep 27, 2014	Sep 28, 2013
Earnings[1]	$11,302	$9,212
Adjustments:
Add - Fixed charges	371	395
Subtract - Capitalized interest	(203)	(176)
Earnings and fixed charges (net of capitalized interest)	$11,470	$9,431

Fixed charges:
Interest[2]	$139	$189
Capitalized interest	203	176
Estimated interest component of rental expense	29	30
Total	$371	$395

Ratio of earnings before taxes and fixed charges, to fixed charges	31x	24x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.